UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2026

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)

(Exact name of registrant as specified in its charter)

Einsteinring 9

85609 Aschheim/Munich

Germany

+49 89 127695-614

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

A copy of the quarterly report for the second quarter of fiscal 2026 is furnished as Exhibit 99.1 hereto and a copy of the Q2 fiscal year 2026 Earnings Press Release is furnished as Exhibit 99.2 hereto. The Q2 fiscal year 2026 Earnings Press Release is a revised report to correct certain line items in the Unaudited Condensed Consolidated Statements of Financial Position and the Unaudited Condensed Consolidated Statements of Changes in Equity.

The information in this Form 6-K, including Exhibit 99.1, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Exhibit No.	Description

99.1	Interim Report for the Three and Six Months Ended December 31, 2025.
99.2	Q2 fiscal year 2026 revised Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Dr. Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: February 11, 2026